Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference herein of our reports dated March 9, 2007 with respect to the consolidated balance sheet of Bank of Granite Corporation as of December 31, 2006 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Bank of Granite Corporation.
/s/Dixon Hughes PLLC
Charlotte, North Carolina
June 21, 2007